

OFFERING MEMORANDUM

facilitated by



Mushin Bar, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Mushin Bar, LLC
State of Organization	CA
Date of Formation	02/04/2019
Entity Type	Limited Liability Company
Street Address	1814 Franklin St # 5G, Oakland CA, 94612
Website Address	https://www.mushinsportslounge.com/pages/the-space

(B) Directors and Officers of the Company

Key Person	Abidemi Afolabi

Position with the Company
 	
        Title
     First Year
	
	Co-Founder
	2019

Other business experience (last three years)	TARGET (Aug 2004 - Present) Starting as Sales Floor Team Leader and Currently a Store Director. Target Store Director (2016) Property Manager Business Partner (2015) Senior Executive Team Leader - Merchandising (2013) Executive Team Leader - Operations (2010) Executive Team Leader - Apparel and Accessories (2008) Senior Team Leader - Replenishment (2007) Salesfloor Team Leader (2004) https://www.linkedin.com/in/abidemi-afolabi-65807627/

Key Person	Babatunde Afolabi

Position with the Company
 	
        Title
     First Year
	
	Co-Founder
	2019

Other business experience (last three years)	Founder & GM - Mushin Bar (Apr 2019 - Present) Founder & Operational Manager - Chop Plentii (Apr 2016 - Mar 2019) https://www.linkedin.com/in/babaafolabi/

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Abidemi Afolabi	45%
Babatunde Afolabi	45%

(D) The Company's Business and Business Plan

Business Model

We have created a membership & public driven business model. However, to adhere to COVID19 restrictions and to make sure we reach our capacity needed we plan to prioritize members first but also welcome the general public.

- Boutique Sports Lounge: The intersection of Lounge & Sports Bar.
- Membership: Elevated perks and exclusive benefits.
- Premier Location: International and domestic sports viewing experience

Location

We are located in the Uptown district of Oakland on the corner of 19th & Franklin in the Leamington building, formerly known as Hotel Leamington or Ambassador Hotel. With its early 20th century Spanish-style facade reminiscent of the grand hotel it once was, the Leamington Building holds deep roots in the history of Oakland.

- Built in 1926 and was considered an architectural masterpiece when it opened
- Designed by W. H. Week, who built many Carnegie libraries
- Amelia Earhart was said to own an office in the building to plan her flight adventure

Intended Use of Funds

With Shelter In Place coming to an end. We believe it is the right time to bring this opportunity to our community. We have completed construction and are ready to open once it is deemed safe to do so per CDC/ Local Health recommendation. Funds will be used to support our monthly operations cost.

- Hiring & Training | 30%
- Marketing & Advertising | 35%
- Inventory & Supply Purchase | 30%
- COVID19 Safety Supply | 5%

Our Mission

Mushin is a boutique sports lounge where we provide a premium viewing experience for all your sports need and more. We have built a hybrid sports lounge that not only serve as a gathering space for sports viewing parties but also a space for business and opulent entertainments. One of its kind in Oakland.

- Community Experience Through Membership
- International Sports Fans Haven. E.g Soccer, Cricket, Rugby etc

- Premium Viewing Experience Focused

Our Offerings

We are inviting you to come eat and drink at our table and connect with the community again in a safe and socially distanced way. We hope you accept our invitation. Cheers!

- Invest any amount from $100 and get 1.4X return
- Invest over $500 and get enlisted as our guest for 2yrs. Just show up at the door and give your name, VIP style to gain access
- Invest $1,700+ or $3700+ and get enrolled in our Executive Member's perks. Please see our website for full perks details

The Team

Baba Afolabi, Founder | General Manager

Baba is a passionate, experienced entrepreneur who has worked as an operations manager, product designer and mentor to young entrepreneurs looking to kick start their businesses. He is an adept entrepreneur with extensive experience in multiple industries backed by an MBA in Business Leadership & Strategy. He gained extensive experience while working with a global conglomerate retail company (IKEA). Between spending 10yrs of building his own retail company and food delivery service. He understands how to go from idea-to-concept, concept-to-product and product-to-market.

He knows what truly drives ideas. He is highly motivated to build organizations that will invest in people/community, business and technology to achieve sustainability and economic growth.

Kola Shobo, Managing Partner

Kola Shobo is an Oakland based photographer and business owner, he draws inspiration from the art rich and culturally diverse bay area.

He has spent over a decade in the Oakland-Bay Area nightlife managing bars and hosting events to help generate revenue for businesses. Energetic and experienced professional with a proven track record of achieving quality results by efficiently built and managed a diverse network of clientele. He has developed programs that improved customer engagement and repeat business by delivering outstanding customer service and experience to patrons. Successfully achieve revenue targets through the development and marketing of new concepts. Kola's welcoming personality, people and communication skills serve him well in relating to clients by understanding their needs, and bringing their needs into fruition. While art appreciation drew him to photography, the ability to create is the fuel that drives Kola.

Chazz Lovelace, Partner + Management Support

Chazz Lovelace is a learning technology strategist and change management professional experienced in leading, developing and delivering role-based, process-focused training on demand for large scale business process, enterprise technology systems and CRM cloud computing implementations. He has the expertise and experience in implementing learning, change management and user adoption strategies for large & small corporations and non profit organizations. He works closely with executives and subject matter experts to align learning and adoption goals with project and company ROI goals through the use of proven change management methodology.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	April 21, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$94,000	$235,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.7 - 4.2%[2]
Payment Deadline	2029-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.56%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.7% and a maximum rate of 4.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	1.7%
$137,500	2.3%
$175,000	3.0%
$212,500	3.6%
$250,000	4.2%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Abidemi Afolabi	45%
Babatunde Afolabi	45%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Working Solution	$50,000	10%	02/06/2025	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Mushin Sports Lounge was established in April, 2019. Accordingly, there are limited financial statements and information for investors to review due to the current pandemic. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well as the opportunity as we progress into normalcy with the COVID19.

Subsequent events to historical financials

Before COVID19 Shelter In Place order. We had secured a $280K as a reserve for working Capital. Has the Shelter In Place prolongs. We have had the following material changes and trends:

- Decrease in secured capital ($280K).

- Took out a loan for $50,000 to purchase equipment.

- Complete construction and programming

Financial liquidity

Mushin Sports Lounge has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Mushin Sports Lounge expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business as restriction to curb the COVID19 pandemic.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,067,625	$1,525,700	$1,632,499	$1,714,123	$1,765,546
Cost of Goods Sold	$266,906	$435,914	$466,427	$489,748	$504,440
Gross Profit	$800,719	$1,089,786	$1,166,072	$1,224,375	$1,261,106
EXPENSES					
Rent	$127,440	$130,626	$133,891	$137,238	$140,668
Utilities	$13,800	$14,145	$14,498	$14,860	$15,231
Salaries	$454,032	$499,435	$534,395	$561,114	$577,947
Insurance	$82,896	$84,968	$87,092	$89,269	$91,500
Equipment Lease	$15,600	$15,990	$16,389	$16,798	$17,217
Repairs & Maintenance	$13,800	$14,145	$14,498	$14,860	$15,231
Legal & Professional Fees	$7,200	$7,380	$7,564	$7,753	$7,946
Bank Fees	$1,776	$1,820	$1,865	$1,911	$1,958
Commission & Fees	$15,684	$16,076	$16,477	$16,888	$17,310
Web & Prints	$19,320	$19,803	$20,298	$20,805	$21,325
Marketing	$42,000	$43,050	$44,126	$45,229	$46,359
Operating Profit	$7,171	$242,348	$274,979	$297,650	$308,414

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BEEN REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON WITHIN FORTY EIGHT (48) HOURS OF THEIR INITIAL INVESTMENT COMMITMENT. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT WITHIN 48 HOURS OF THEIR INVESTMENT COMMITMENT, THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT WITHIN 48 HOURS AND NO MATERIAL CHANGE OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V